UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G*
(Rule 13d-102)

Under the Securities Exchange Act of 1934

Sunlands Technology Group (f/k/a Sunlands Online Education Group)
(Name of Issuer)

Class A Ordinary Shares, par value US$0.00005 per share
(Title of Class of Securities)

86740P108
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 86740P108
1	NAMES OF REPORTING PERSONS
Primavera Capital Management Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
826,3889[i]

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
826,389ii

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
826,389iii

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
31.79%iv

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

i Shares represent Class B ordinary shares convertible into Class A ordinary shares.  These shares are owned directly by PV Pluto Limited, of which Primavera Capital Fund II L.P. is the sole owner, of which Primavera Capital Management Ltd is the investment manager.
ii See footnote i.
iii See footnote i.
iv Calculation based on 1,773,301 Class A ordinary shares outstanding and the Reporting Person’s 826,389 Class B shares held, which are convertible on a one to one basis into Class A shares,  as of December 31, 2018, according to the Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 26, 2019.

Item 1(a)	Name of Issuer:

 Sunlands Technology Group

Item 1(b)	Address of issuer's principal executive offices:

 Building 4-6, Chaolai Science Park, No. 36, Chuangyuan Road, Chaoyang District, Beijing, 100012, the People’s Republic of China

Item 2(a)	Name of Person Filing:

 Primavera Capital Management Ltd

Item 2(b)	Address of principal business office or, if none, residence:

 28 Hennessy Road, 28th Floor, Hong Kong

Item 2(c)	Citizenship:

 Cayman Islands

Item 2(d)	Title of class of securities:

 Class A Ordinary Shares, par value US$0.00005 per share

Item 2(e)	CUSIP No.:

 86740P1089

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount beneficially owned: 826,389[v]

(b)	Percent of class: 31.79%vi

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote: 826,389vii

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 826,389viii

(iv)	shared power to dispose or to direct the disposition of: 0

v See footnote i.
vi See footnote iv.
vii See footnote i.
viii See footnote i.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

 Please see Exhibit A

Item 8.	Identification and Classification of Members of the Group.

 Not applicable.

Item 9.	Notice of Dissolution of Group.

 Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:August 13, 2019

PRIMAVERA CAPITAL MANAGEMENT LTD

By:	/s/ Fred Zuliu Hu
Name: Fred Zuliu Hu
Title: Authorized Signatory

EXHIBIT A

Primavera Capital Management Ltd is the investment manager of Primavera Capital Fund II L.P. which is the sole owner of PV Pluto Limited, which directly owns 826,389 Class B Ordinary Shares.